

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2013

<u>Via E-mail</u>
Mr. Greg Wilson
Chief Financial Officer
Biologix Hair, Inc.
82 Avenue Road
Toronto, Ontario, Canada M5R 2H2

      **RE:    Biologix Hair, Inc.**
               **Form 10-K for the Year Ended December 31, 2012**
               **Filed April 16, 2013**
               **Form 8-K**
               **Filed January 14, 2013**
               **File No. 0-54882**

Dear Mr. Wilson:

      We issued comments to you on the above captioned filings on August 1, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 13, 2013.

      If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      You may contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Pamela Long, Assistant Director at (202) 551-3760, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

                                  Sincerely,

                                  /s/ John Cash

                                  John Cash
                                  Accounting Branch Chief